FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Feld, Bradley A.	2. Issuer Name and Ticker or Trading Symbol Raindance Communications, Inc. (RNDC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Mobius Venture Capital 200 West Evelyn Avenue, Suite 200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/25/02
(Street) Mountain View, CA 94041		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/25/02		S		75,469	D	$3.310076		I	By SOFTBANK Technology Ventures IV, L.P.(1)
Common Stock	11/26/02		S		13,920	D	$3.309500	2,108,202	I	By SOFTBANK Technology Ventures IV, L.P. (1)
Common Stock	11/25/02		S		1,507	D	$3.310076		I	By SOFTBANK Technology Ventures Advisors Fund, L.P. (1)
Common Stock	11/26/02		S		278	D	$3.309500	41,883	I	By SOFTBANK Technology Ventures Advisors Fund, L.P. (1)
Common Stock	11/25/02		S		814	D	$3.310076		I	By SOFTBANK Technology Ventures Advisors Fund V, L.P.(2)
Common Stock	11/26/02		S		150	D	$3.309500	22,754	I	By SOFTBANK Technology Ventures Advisors Fund V, L.P. (2)
Common Stock	11/25/02		S		542	D	$3.310076		I	By SOFTBANK Technology Ventures Entrepreneurs' Fund V, L.P. (2)
Common Stock	11/26/02		S		100	D	$3.309500	15,093	I	By SOFTBANK Technology Ventures Entrepreneurs' Fund V, L.P. (2)
Common Stock	11/25/02		S		30,103	D	$3.310076		I	By SOFTBANK Technology Ventures V, L.P. (2)
Common Stock	11/26/02		S		5,552	D	$3.309500	840,588	I	By SOFTBANK Technology Ventures V, L.P. (2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Reporting Person is a member of STV IV LLC, the general partner of SOFTBANK Technology Ventures IV, L.P. and SOFTBANK Technology Ventures Advisors Fund, L.P. The Reporting Person disclaims any beneficial ownership of such shares, except to the extent of his pecuniary interest arising therein.
(2) Reporting Person is a member of STV V LLC, the general partner of SOFTBANK Technology Ventures V, L.P., SOFTBANK Technology Ventures Advisors Fund V, L.P. and SOFTBANK Technology Ventures Entrepreneurs' Fund V, L.P. The Reporting Person disclaims any beneficial ownership of such shares, except to the extent of his pecuniary interest arising therein.

By: /s/ Mila Birnbaum Mila Birnbaum as Attorney In Fact **Signature of Reporting Person	11/25/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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